UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 30, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO ‘UNDERLYING RESULT BEFORE TAX’ AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURTIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO ‘UNDERLYING RESULT BEFORE TAX’ AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

REPORT ON FORM 6-K

REPORT ON FORM 6-K

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 Introduction

Presentation of information

In this Report on Form 6-K (‘Form 6-K’), and unless otherwise stated or the context otherwise dictates, references to ‘ING Groep N.V.’, ‘ING Groep’ and ‘ING Group’ refer to ING Groep N.V. and references to ‘ING’, the ‘Company’, the ‘Group’, ‘we’ and ‘us’ refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, ‘ING Insurance’) and ING Bank N.V. (together with its consolidated subsidiaries, ‘ING Bank’), respectively.

All references to IFRS-IASB in this Form 6-K refer to International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’), including the decisions ING Group made with regard to the options available under IFRS as issued by the IASB.

All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.

ING prepares financial information in accordance with IFRS-IASB for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Form 6-K. The published 2010 Consolidated Annual Accounts of ING Group, however, are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 ‘Financial instruments’ (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. IFRS 9 was initially effective as of 2013. However in July 2011 the International Accounting Standards Board tentatively decided to postpone the mandatory application of IFRS 9 until 2015. ING has not early adopted IFRS 9 under IFRS-IASB.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

The financial information in this Form 6-K is prepared under IFRS-IASB as required by the SEC. This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies, where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed in this Form 6-K.

A reconciliation between IFRS-EU and IFRS-IASB is included on page 22.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Underlying result before tax and Operating result are included within this Form 6-K as they serve as performance measure utilized by the Banking operations and Insurance operations, respectively, for segment reporting.

Unless otherwise specified or the context otherwise requires, references to ‘EUR’ are to euros.

Small differences are possible in the tables due to rounding.

REPORT ON FORM 6-K

Cautionary statement with respect to forward-looking statements

All figures in this document are unaudited.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

(1)	changes in general economic conditions, in particular economic conditions in ING’s core markets,

(2)	changes in performance of financial markets, including developing markets,

(3)	the implementation of ING’s restructuring plan to separate banking and insurance operations,

(4)	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

(5)	the frequency and severity of insured loss events,

(6)	changes affecting mortality and morbidity levels and trends,

(7)	changes affecting persistency levels,

(8)	changes affecting interest rate levels,

(9)	changes affecting currency exchange rates,

(10)	changes in general competitive factors,

(11)	changes in laws and regulations,

(12)	changes in the policies of governments and/or regulatory authorities,

(13)	conclusions with regard to purchase accounting assumptions and methodologies,

(14)	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards and

(15)	ING’s ability to achieve projected operational synergies.

ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

Important events and transactions

For important events and transactions, reference is made to Note 15 to the condensed consolidated interim accounts.

REPORT ON FORM 6-K

1.2 Consolidated results of operations

The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group’s operating segments are based on the management structure of the Group, which is different from its legal structure. ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. For the banking activities underlying result is analysed in a format that is similar to the IFRS profit and loss account.

The breakdown of underlying result before tax by business line for the banking and insurance activities can be found in Note 13 ‘Segment Reporting’.

With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components:

•	Operating result

•	Non-operating items

Both are analysed into various sub-components. The total of operating result and non-operating items (gains/ losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

To determine the Operating result the following Non-operating items are adjusted in the reported Underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the P&L; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, VA/FIA Guaranteed benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

The Operating result for the Life insurance business is also broken down in expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts, including dividends and coupons);

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the US);

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs; it includes mortality, morbidity and surrender results; and

•	Non-modelled which is immaterial and includes parts of the business for which no margins are provided.

Group Overview

ING Group’s net result in the first 6 months of 2011 totalled EUR 3,521 million including EUR 62 million net gain on divestments, a EUR 4 million net loss from divested units, EUR 66 billion from discontinued operations and EUR (227) million in special items, mainly restructuring costs. ING Group posted an underlying net result of EUR 3,624 million in the first six months of 2011, up from EUR 1,002 million in the same period last year as market conditions improved and the bank continued to benefit from attractive interest margins and lower loan loss provisions, as well as a positive effect of the carve-out.

Refer to Note 13 ‘Segment Reporting’ of the condensed consolidated interim accounts for Profit and loss account IFRS-IASB – Group, Banking and Insurance.

Sale Latin America

Following the announcement of the sale of the Latin American pension, life insurance and investment management operations, actual and historical results previously included under Insurance Latin America as well as ING Investment Management Latin America have been restated and are excluded from underlying net result and are now presented as discontinued operations. Reference is made to Note 20 of the condensed consolidated interim accounts.

Greece, Ireland and Portugal

Greece, Ireland and Portugal have applied for support from the European Financial Stability Fund (‘EFSF’). and on 21 July 2011 a Private Sector Initiative to support Greece was announced. Reference is made to Note 3 of the condensed consolidated interim accounts.

REPORT ON FORM 6-K

Banking operations

ING’s banking results were strong, supported by net production in client balances at solid interest margin and more normalised level of risk costs. The underlying result before tax increased to EUR 3,848 million from EUR 1,350 million in the first six months of last year, of which EUR 2,389 million was caused by higher valuation results on non-trading derivatives for which hedge accounting is not applied under IFRS-IASB. Excluding this impact, underlying result before tax rose EUR 110 million on the first six months of last year, which included a capital gain on the sale of an equity stake, while this year was impacted by impairments on Greek government bonds.

Total underlying income rose by EUR 2,443 million, or 34.8%, compared with the first six months of 2010. Interest results rose 3.4% compared with last year. This was driven by a four basis point increase in the interest margin to 1.43%, mainly due to higher interest results in Financial Markets and improved interest margins at ING Direct. Commission income rose 4.8% largely due to higher fees in Commercial Banking Structured Finance. Investment income decreased to EUR (102) million from EUR 119 million last year. The result on the sale of bonds and equities was EUR 76 million, compared with EUR 240 million in the previous year which included a EUR 86 million capital gain on the sale of an Asian equity stake. Despite the partial reversal of impairments in the first half of 2011, impairments on bonds and equities were EUR 65 million higher due to EUR 187 million impairments on Greek government bonds in the second quarter of 2011. Other income improved by EUR 2,380 million compared with the first half of 2010, of which EUR 2,389 million was caused by higher valuation results on non-trading derivatives for which hedge accounting is not applied under IFRS-IASB.

Underlying operating expenses rose 4.3% to EUR 4,909 million, as IT investments and marketing spending were skewed to the second half of 2010. Furthermore, costs rose on an increase in FTEs and regular salary increases while the last year included a release of an employee benefit provision. In the first half of 2011, impairments on real estate development projects and foreclosed properties were EUR 102 million compared with EUR 236 million last year. The underlying cost/income ratio improved to 51.9% from 67.0% in the first half of 2010.

Underlying risk costs declined towards more normalised levels, driven mainly by lower additions in Commercial Banking (Structured Finance and General Lending), and lower additions for mid-corporate and SME clients in the Benelux. ING Banking added underlying EUR 702 million to the loan loss provisions, down from EUR 962 million in the first six months of 2010. Risk costs amounted to 44 basis points of average risk-weighted assets. In the coming periods ING expects net provisions to remain below the average level seen in 2010.

Retail Netherlands

Retail Netherlands’ underlying result before tax decreased slightly to EUR 708 million from EUR 715 million in the first six months of 2010. Income was down as margins for lending products declined, which could not be offset by the increased volumes. Operating expenses increased versus a year ago due to higher pension costs following updated mortality tables, salary increases and a pension release last year. Loan losses declined as a result of lower additions in the mid-corporate and SME segments.

Total underlying income was EUR 2,075 million, which was 1.8% down on the first half of 2010. While the margin on savings in the first half of 2011 was still higher than a year ago, increased competition resulted in higher client rates putting pressure on margins going forward. In the first half of 2011 funds entrusted grew EUR 1.6 billion as an increase in savings was in part offset by lower current account balances. Mortgage volumes rose by EUR 3.1 billion in the first half of 2011, while margins declined as a result of lower expected prepayments, which increased funding costs. In business lending, margins dropped while volume growth remained modest, increasing by EUR 0.4 billion.

Operating expenses rose 5.9%, mainly as a consequence of salary increases, higher pension costs following updated mortality tables and a pension release in the first half of 2010.

The addition to loan loss provisions declined to EUR 169 million versus EUR 265 million a year ago. This was particularly attributable to lower risk costs in the mid-corporate and SME segments. The risk cost for mortgages were slightly up, but were still limited. Non-performing loans (NPLs) of mortgages remained stable at 1.0%.

Retail Belgium

Retail Belgium’s underlying result before tax declined to EUR 258 million from EUR 314 million in the first six months of 2010, due to increased operating expenses. Income was stable compared with the first half of 2010, whereas net additions to the loan loss provisions declined.

The underlying income remained stable at EUR 1,034 million compared to EUR 1,036 million last year as volume growth was offset by slightly lower margins and lower investment income which included a EUR 7 million impairment on Greek government bonds. Commission income declined due to lower fees from asset management activities. Funds entrusted increased by EUR 3.8 billion in the first half year of 2011 due to the success of the Orange Book savings product and the growing appetite for short term deposits, while margins remained stable. The lending portfolio increased EUR 3.2 billion, of which EUR 1.4 billion in residential mortgages and EUR 1.9 billion in other lending as demand for mid-corporate and SME lending picked up, however at somewhat lower margins.

Operating expenses increased 10.8% compared to first half of 2010, driven by higher staff expenses as a result of an increase in commercial staff, collective labour wage agreements as well as structural higher contribution to the deposit guarantee scheme and higher marketing costs.

The addition to the provision for loan losses was EUR 68 million versus EUR 83 million a year ago, as a result of lower risk costs in the mid-corporate and SME segment.

REPORT ON FORM 6-K

ING Direct

The underlying result before tax declined to EUR 608 million from EUR 675 million in the first six months of last year. Despite impairments on Greek government bonds, income rose due to higher volumes and increased interest margin but this could not compensate the higher operating expenses.

Total underlying income rose to EUR 1,824 million from EUR 1,786 million in the first half year of 2010, supported by improved interest result and higher commission income. Interest result was up 7.9% to EUR 1,959 million, driven by higher volumes and improved margins mainly in Germany. The interest margin rose to 1.28% from 1.20% in the first six months of last year. The interest result in the US continued to benefit from the IFRS treatment on previously impaired bonds, which had a positive impact of EUR 88 million compared with EUR 125 million in the first six months of 2010. The production of funds entrusted was EUR 8.4 billion, led by Germany and the US and supported by promotional campaigns in both countries. Retail lending increased by EUR 5.8 billion, mainly due to mortgage growth in Germany. ING Direct added 346,000 clients in the first half of the year, bringing the total to 24.0 million worldwide.

Investment income declined to EUR (160) million compared to EUR (73) million in the same period last year. The decrease was mainly attributable to EUR 171 million of impairments on Greek government bonds, while the impairments on the US investment portfolio were lower. Other income was EUR (65) million, a decrease of EUR 30 million on last year, reflecting hedge results as well as losses on the selective sale of mainly unsecured and ABS exposures.

Operating expenses rose 9.8% to EUR 982 million, reflecting investments in the business as payment accounts were further rolled out in Canada, France and Italy, and a limited number of branches were set up in Spain.

The net addition to loan loss provisions was EUR 234 million, up EUR 17 million on last year. Compared with the first half of 2010, risk costs increased mainly in the US reflecting lower anticipated recovery rates and in Italy.

Retail Central Europe

The underlying result before tax of Central Europe was EUR 83 million versus EUR 72 million in the first six months of last year mainly due to higher income in Poland and Romania, which was partly offset by margin pressure in Turkey.

Underlying income increased 7.0% to EUR 522 million compared with EUR 488 million in the first half of 2010. The increase mainly reflects an increase in mortgage and mid-corporate lending volumes as well as higher margins for savings in Poland. In Romania, income increased driven by higher lending volumes and improved margins. In January 2011, ING Bank Turkey introduced the Orange Savings account. ING is taking a cautious investment approach for inflows on the Orange Savings account until client behaviour is better evidenced, which resulted in margin pressure during the first half of 2011.

Operating expenses increased to EUR 397 million from EUR 379 million in the first half of 2010. The cost increase mainly reflects increased client activity, higher marketing spending and investments in Poland.

The addition to the loan loss provisions was EUR 41 million versus EUR 37 million a year ago, mainly due to increases in Turkey and Romania.

Retail Asia

Retail Asia’s underlying result before tax was EUR 25 million versus EUR 33 million in the first half of 2010, due to lower income and higher expenses.

Total underlying income decreased 3.1% to EUR 126 million compared with EUR 130 million a year ago, due to lower interest results and lower dividend received from Kookmin Bank. Interest results decreased 18.6% to EUR 70 million reflecting margin pressure and higher funding costs in India. This was partly offset by higher other income, supported by higher hedge results in India.

Operating expenses increased to EUR 85 million versus EUR 80 million in the first half of 2010 reflecting investments to expand the branch network. The addition to the loans loss provision was EUR 16 million versus EUR 17 million a year ago.

Commercial Banking excl. Real Estate

Commercial Banking excluding Real Estate posted strong results in the first half year of 2011. The underlying result before tax turned positive to EUR 2,269 million compared with a loss of EUR 289 million a year ago, due to improved valuation results on non-trading derivatives for which hedge accounting is not applied under IFRS-IASB. For its asset and liability management, ING uses fixed rate payer interest rate swaps to hedge long-dated fixed rate retail mortgages, reflected in the result of Financial Markets. Under IFRS-EU, the positive valuation of derivatives, following interest rate increases in the first half of 2011, is offset in the P&L against a similar value decrease on the retail mortgage portfolio (i.e. hedge accounting is applied). Under IFRS-IASB, hedge accounting for fair value macro hedges is not allowed and the value decrease on the retail mortgage portfolio is not recognized in P&L nor in equity.

REPORT ON FORM 6-K

Total underlying income increased EUR 2,501 million from the first half year of 2010 to EUR 3,540 million. The increase was mainly visible in Financial Markets, due to the aforementioned improved valuation results on non-trading derivatives, next to higher income from Structured Finance and Leasing & Factoring, partly offset by lower income from General Lending & PCM.

The total interest result increased 3.9% on the first six months of 2010, mainly fuelled by higher interest results from Financial Markets. The interest margins in Structured Finance and General Lending and Payment & Cash Management (PCM) declined, which was compensated by volume growth in mainly Structured Finance.

Commission income rose 24.2% supported by a 50.8% increase in fees in Structured Finance and higher fees from Corporate Finance and Equity Markets. Investment income increased to EUR 67 million from EUR 46 million last year despite a decline in Financial Markets, which included EUR 9 million of impairments on Greek government bonds in the first half of 2011. Other income improved by EUR 2,317 million, of which EUR 2,389 million was caused by higher valuation results on non-trading derivatives for which hedge accounting is not applied under IFRS-IASB. Excluding this impact, other income dropped by EUR 72 million or (12.7%), reflecting lower trading income following the wind-down of the proprietary trading book in the US last year in part offset by improved sales results from the car lease activities.

Operating expenses amounted to EUR 1,156 million, an increase of 9.7% compared with the same period in 2010 due to higher staff costs and selective investments in Financial Markets and PCM. The underlying cost/income ratio in the first half of 2011 was 32.7%, compared with 101.5% a year ago.

Net additions to loan loss provisions declined 57.4% to EUR 115 million, mainly due to net releases in Structured Finance combined with lower net additions in General Lending. Risk costs in first six months of 2011 were equivalent to annualised 19 basis points of average risk-weighted assets.

Real Estate

ING Real Estate’s underlying result before tax improved to EUR 82 million from a loss of EUR 117 million in the first half of 2010. This improvement was driven by lower negative fair value and impairments, as well as lower expenses and risk costs.

The negative fair value changes, which are booked in income, were EUR 21 million compared with EUR 40 million last year. Impairments on real estate development projects, which are booked in expenses, declined to EUR 92 million from EUR 236 million in the prior year.

Corporate Line

The Corporate Line Banking reported an underlying result before tax of EUR (185) million compared with EUR (53) million in the first half of last year, which included a EUR 86 million capital gain on the sale of an equity stake. Fair value changes on part of ING Bank’s own Tier 2 debt turned to a negative EUR 42 million in the first six months of 2011, compared with EUR 25 million positive a year ago. Financing charges rose by EUR 45 million, as the total costs of Group core debt are allocated to Corporate Line Bank as of 2011. These impacts were partly offset by EUR 102 million higher ‘income on capital surplus’ as a result of higher average book equity due to retained earning and lower benefits paid to the business units as a result of a decline in average economic capital.

Insurance operations

Total underlying income from the insurance operations for the six months ending 30 June 2011 decreased 8.1% to EUR 18,859 million, mainly due to lower investment and other income. Investment and other income was EUR 3,559 million in the first six months of 2011, a 26.4% decrease compared with the same period a year ago. This decrease is more than offset by a decrease in the underwriting expenditure. In the first six months of 2010, Investment and other income was driven by positive revaluations of derivatives hedging guarantees on and hedging interest rate risk in the US and Japan closed block variable annuity businesses, as well as the separate account pension contracts in the Netherlands.

Insurance results continued to improve in the first six months of 2011. The operating result of EUR 1,201 million increased 60.7% from the same period last year as a result of higher investment margin, fees and premium based revenues and technical margin. This effect was partly offset by higher DAC amortisation. The underlying result before tax in the first six months of 2011 rose to EUR 1,102 million from EUR 76 million a year ago as a result of favourable market impacts.

Life insurance and investment management

The operating result from Life Insurance and Investment Management was EUR 1,327 million, or 33.0% higher than the first six months of 2010. This improvement was driven by an increase of EUR 191 million in the investment margin as well as a EUR 109 million higher technical margin. Fees and premium based revenues increased by EUR 149 million but were partly offset by an increase of EUR 113 million in DAC amortisation and trail commissions.

The investment margin increased to EUR 849 million from EUR 658 million in the first six months of 2010. This increase from the same period last year is mainly attributable to increased dividend income in the Netherlands and the US (excluding US Closed Block VA).

Fees and premium-based revenues grew 6.7% from the same period last year to EUR 2,357 million, primarily driven by increases in US Closed Block, Asia and ING IM, partly offset by adverse developments in the Benelux, US and Central and Rest of Europe. At ING IM the increase reflected higher Assets under Management and the introduction of fixed service fees in the second six months of 2010.

REPORT ON FORM 6-K

The technical margin amounted to EUR 455 million and improved by EUR 109 million (or 31.5%) compared to the first six months of 2010, mainly due to EUR 70 million positive impact from an early surrender of a contract with a large pension fund in the Netherlands.

Life & ING IM administrative expenses were EUR 1,444 million, just EUR 5 million or 0.3% lower than the first six months of 2010. This was caused by positive one-offs in the second quarter of 2010 in the Benelux, increased expenses in 2011 due to the implementation of a new IT organisation in CRE and the fixed service fee at ING IM, largely offset by lower expenses in the US following a reduction in staff.

DAC amortisation and trail commissions increased to EUR 940 million from 827 million in the first six months of 2010, or up 13.7%. This is mainly driven by US Closed Block VA business that significantly reduced DAC balance in the second quarter of 2010 as well as the growth in fees and premium based revenues in US Closed Block and Asia.

The non-life operating result increased by 31.0% to EUR 110 million compared to EUR 84 million in the first six months of 2010 mainly due to lower claims, commissions and operating expenses in the Netherlands.

The operating result for the Corporate Line was EUR (236) million versus EUR (336) million in the first six months of 2010. The improvement resulted from lower interest paid on hybrids since December 2010, and the discontinuation by ING Group of allocating interest on ING Group core debt to the Insurance Corporate Line as from 1 January 2011.

Total operating result increased by 60.8% to EUR 1,201 million for the first six months of 2011 as compared to EUR 746 million a year ago.

The underlying result before tax improved to EUR 1,102 million from EUR 76 million in the first six months of 2010. The increase was mainly driven by higher operating result and improved market impacts as the first six months of 2010 included the negative effect of DAC unlocking for the US, where the first six months of 2011 included negative effects of impairments on subordinated debt from Irish banks and Greek government bonds that are impacted by the restructuring proposals of July 2011.

Gains/losses and impairments on investments came out at EUR (236) million from EUR (343) million in the first six months of 2010. Impairments on subordinated debt from Irish banks (EUR 180 million) and Greek government bonds that are impacted by the restructuring proposals of July 2011 (EUR 123 million) were only partly offset by capital gains on public equities in the Benelux and favourable market conditions in the US and the Benelux.

Revaluations decreased to EUR 197 million in the first six months of 2011 versus EUR 201 million in the same period last year. Revaluations were exceptionally high in the first six months of 2010 due to a EUR 194 million marked-to-market impact related to CMOs and interest rate hedges in the US. In 2011 positive figures reflect the improved market sentiment.

Market and other impacts improved to EUR (60) million over the first six months of 2011 from EUR (528) million in the same period last year. The US showed negative DAC unlocking in individual retirement and individual life, where the prior year showed more negative DAC unlocking related to equity. In the Benelux the result was negatively impacted by the change of provision for guarantees on separate account pension contracts (net of hedging).

Insurance Benelux

Insurance Benelux posted a strong performance in the first six month of 2011, driven by higher investment returns and a higher technical margin. The operating result rose 64.3% to EUR 593 million from EUR 361 million in the first six months of 2010.

Life investment margin climbed to EUR 335 million versus EUR 239 million in the first six months of 2010. This was partly attributable to reinvestment into fixed income securities and higher dividends on equity. Furthermore, an incidental dividend on a fixed income fund was received in the second quarter of 2011.

Fees and premium-based revenues remained stable at EUR 306 million compared with EUR 307 million in the first six months of 2010.

Technical margin increased 123.0% to EUR 223 million from EUR 100 million in the same period last year, mainly due to EUR 70 million positive impact from an early surrender of a contract with a large pension fund.

Life administrative expenses increased to EUR 281 million from EUR 271 million in the first six months of 2010, driven by EUR 25 million incidental releases of provisions in payroll expenses in the second quarter of 2010.

DAC amortisation and trail commissions remained flat at EUR 114 million compared with the first six months of 2010.

The non-life operating result increased 32.5% to EUR 106 million from EUR 80 million in the first six months of 2010, mainly driven by lower claims, lower commission expenses and lower operating expenses.

The underlying result before tax in the first six months of 2011 decreased by EUR 158 million, or 34.8%, to EUR 296 million from EUR 454 million in the first six months of 2010. Underlying result was impacted by the change of the provision for guarantees on separate account pension contracts net of hedging (EUR (202) million) and impairments on subordinated debt from Irish banks (EUR (171) million) and Greek government bonds that are impacted by the restructuring proposals of July 2011 (EUR (16) million). These negative impacts were partly offset by higher capital gains on public equities.

REPORT ON FORM 6-K

Insurance Central and Rest of Europe

The operating result before tax for Insurance Central and Rest of Europe declined 22.8% to EUR 115 million from EUR 149 million in the same period last year. This decline was mainly caused by higher administrative expenses as a result of higher project expenses for Solvency II and other new regionally shared costs.

The investment margin for the first six months of 2011 was flat at EUR 36 million.

Fees and premium-based revenues declined to EUR 241 million from EUR 254 million in the first six months of 2010. This was mainly due to the nationalisation of pension funds in Hungary and reallocation of health insurance premiums in Greece from fees and premium based revenues to the technical margin.

The technical margin increased by EUR 22 million from EUR 67 million in the first six months of 2010 to EUR 89 million at the end of June 2011. EUR 16 million of this increase was caused by the reallocation of health insurance premiums in Greece from fees and premium based revenues to the technical margin and EUR 3 million due to lower claims in Spain.

Life administrative expenses increased to EUR 157 million from EUR 122 million in the same period a year ago. This increase was mostly due to higher project expenses for Solvency II and shared IT expenses.

DAC amortisation and trail commissions increased by EUR 5 million compared with the same period last year to EUR 100 million. This is mainly due to higher commissions in Poland.

The underlying result before tax was EUR (2) million, which is EUR 128 million lower than in the same period last year. In addition to a decrease in operating result of EUR 34 million, the deterioration of underlying result was driven by EUR 117 million of impairments on Greek government bonds that are impacted by the restructuring proposals of July 2011 and subordinated debt from Irish banks, whereas the first six months of 2010 included EUR 23 million impairments.

Insurance United States

The operating result for Insurance US increased 34.3% to EUR 325 million from EUR 242 million in the first six months of 2010. The increase from the prior year is due to higher investment margin and lower administrative expenses. These effects are partly offset by lower technical margin mainly driven by lower amortisation of the gain related to the transfer of the US group reinsurance business in the first quarter of 2010.

The investment margin of EUR 428 million is a 10.9% increase from the first of 2010, primarily driven by lower interest rate swap expense, a reduction in average credited rates, and higher accretion of income on previously impaired securities due to improved market values.

Fees and premium-based revenues rose to EUR 528 million, a 1.3% increase from the first six months of 2010.

The technical margin of EUR 44 million decreased 53.7% from the first six months of 2010. The decrease from the prior year is due to the lower amortisation of the gain related to the transfer of the US group reinsurance business in the first quarter of 2010 and strong claim results in Employee Benefits in the prior year, as well as a large volume of Individual Life claims in the first quarter of 2011.

The total operating income remained flat at EUR 1,000 million as compared to EUR 1,003 million a year ago.

Administrative expenses were EUR 376 million, down 19.0% from the first six months of 2010, reflecting expense reductions initiated in late 2010, including the reduction of more than 700 positions since 30 June 2010.

DAC amortisation and trail commissions of EUR 300 million increased 1.0% over the first six months of 2010. The change was primarily due to a change in operating income that drives DAC amortisation and higher AUM-based trail commissions.

The underlying result before tax increased to EUR 428 million in the first six months of 2011 as compared to EUR 99 million in the previous year. The increase is driven by expense reductions in late 2010 reflected in the operating result, improved impairment results, partly offset by lower revaluations and higher market impacts.

Gains/losses and impairments narrowed to EUR (43) million from EUR (304) million in the first six months of 2010 as market conditions continue to improve. Losses in the first six months of 2011 reflect EUR (79) million of impairments and credit related losses, partially offset by EUR 36 million in trading gains.

Revaluations were EUR 162 million compared with EUR 289 million in the first six months of 2010. The decrease is primarily due to the second quarter of 2010 showing highly positive revaluations on CMOs.

Market and other impacts were EUR (15) million compared with EUR (128) million in the first six months of 2010. The prior year reflected higher DAC amortisation, due to the strong revaluation results, and more negative DAC unlocking partially due to equity related DAC Unlocking.

REPORT ON FORM 6-K

Insurance US Closed Block VA

The operating result for the US Closed Block VA increased to EUR 31 million in 2011 compared to EUR 28 million in the first 2010. The increase of 10.7% is driven by improved operating income being largely negated by increased DAC amortisation.

Investment margin of EUR 15 million increased from EUR (25) million in the first six months of 2010. The increase from previous year reflects reinvestment of short-term investments and government bonds into longer-duration fixed income securities.

Fees and premium-based revenues increased to EUR 118 million from EUR 58 million in the first six months of 2010, reflecting higher fee income and lower hedging costs due to improving market conditions, as well as the impact related to the move towards fair value accounting on reserves for Guaranteed Minimum Withdrawal Benefits for life (‘GMWB’).

The technical margin decreased EUR 3 million compared with the first six months of 2010 to EUR 13 million.

Administrative expenses of EUR 41 million are flat as compared to the first six months of 2010.

DAC amortisation and trail commissions increased to EUR 74 million over the first 6 months of 2011 from EUR (19) million in the same period previous year, driven by higher operating income as well as lower interest on DAC. DAC amortisation is reported net of interest, which declined by EUR 46 million from a year earlier due to the significant reductions in the DAC balance during 2010.

The underlying result before tax increased to a profit of EUR 122 million compared to a loss of EUR 558 million in the same period previous year. The loss in the same period previous year was driven by a reduction in the DAC balance of EUR 946 million and was partially offset by hedging gains that were greater than reserve changes.

Gains/losses and impairments of EUR 1 million in the six months ended per 30 June 2011 compared to EUR 14 million in the same period previous year. Revaluations of EUR 3 million compared to EUR(2) million in the first six months of 2011.

Market and other impacts of EUR 87 million improved substantially from EUR (598) million in the first six months of 2010. The prior year reflected a EUR 946 million reduction in the DAC balance, partially offset by hedging gains. A methodology change in DAC calculation reduced volatility of market and other impact in 2011.

Insurance Asia/Pacific

The operating result for Insurance Asia/Pacific amounted to EUR 281 million, compared with EUR 232 million in the first six months of 2010. The operating result increased by 20.2%, compared with the prior year on higher investment margin, fees and premium based revenues and technical margin.

The investment margin rose 57.1% to EUR 33 million, compared with EUR 21 million a year ago.

Fees and premium-based revenues rose 8.2% to EUR 710 million, mainly driven by growth in the Japan COLI business and modelling of the Malaysian Employee Benefits business in 2011. The increase was partly offset by a decline in ING Life Korea and lower fee income on the non-core Japan SPVA.

The technical margin was EUR 86 million as compared to EUR 68 million a year ago, mainly driven by higher surrender results in ING Life Korea being partly offset by a decline in mortality result in Japan.

Life administrative expenses increased 9.7% to EUR 227 million in line with business growth.

DAC amortisation and trail commissions were EUR 351 million compared with EUR 337 million in the first six months of 2010 following increased fees and premium based revenues.

The underlying result before tax increased to EUR 313 million from EUR 253 million in the first six months of 2010 on strong first quarter performance in Japan as well as surrender profits in Korea being partly offset by higher operating expenses following business growth and positive market and other impacts.

REPORT ON FORM 6-K

ING Investment Management

The operating result increased by 33.3% to EUR 92 million from EUR 69 million a year ago owing to higher fee and premium-based revenues that were partly offset by higher operating expenses.

Fees and premium-based revenues increased by 10.5% from EUR 411 million to EUR 454 million. Higher revenues from the introduction of a fixed service fee in Luxemburg and higher fee base were partly offset by adverse currency impacts.

Administrative Expenses increased 5.2% from EUR 344 million to EUR 362 million on the introduction of a Fixed Service Fee in Luxemburg and adverse currency impact.

Non-operating income was higher primarily owing to an increase in revaluations following positive market impacts partly offset by lower gains/losses and impairments.

The underlying result before tax increased 38.8% to EUR 111 million from EUR 80 million in the first six months of 2010 due to higher operating income as well as improved results from non-operating items.

Corporate line

The Corporate Line Insurance operating loss before tax of EUR (236) million improved from EUR (335) million in the first half of 2010, primarily due to lower interest on hybrids and debt. The Corporate Line Insurance mainly consists of items related to Capital Management and other insurance results. Corporate Line Insurance also includes ING Life Japan’s SPVA guaranteed benefits, which are reinsured to ING Reinsurance, net of the associated hedges that correspond to those benefits. Results have been restated to reflect the sale of the Latin American pension and life insurance businesses, which are now reflected in the net result from discontinued operations, while ING’s stake in the Brazilian insurer Sul America is now reported in the Corporate Line.

Consolidated assets and liabilities

The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2011 and December 31, 2010:

	June 30, 2011	Dec. 31, 2010
(amounts in EUR billion)

Financial assets at fair value through P&L	255.2	263.9
Investments	207.8	234.2
Loans and advances to customers	585.7	608.9
Assets held for sale	61.2	0.7
Total assets	1,237.3	1,242.7

Insurance and investment contracts	259.6	271.1
Amounts due to banks	81.9	72.9
Customer deposits and other funds on deposit	458.3	511.4
Financial liabilities at fair value through P&L	123.2	138.5
Debt securities in issue/other borrowed funds	151.6	135.6
Liabilities held for sale	59.0	0.4
Total liabilities (including minority interests)	1,196.6	1,200.0

Non-voting equity securities	3.0	5.0
Shareholders’ equity (parent)	37.7	37.7
Shareholders’ equity per ordinary share (in EUR)	9.97	9.98

Compared with the end of December 2010, ING Group’s balance sheet decreased by EUR 5 billion to EUR 1,237 billion at the end of June 2011, including EUR 24 billion of negative foreign exchange movements. The transfer in June 2011 of balance sheet items of ING Direct USA (excluding the Illiquid Assets Back-up Facility), ING Car Lease and Insurance Latin America to Assets and liabilities held for sale caused large changes per item. The balance sheet growth was driven by increased loans and advances to customers and financial assets at fair value through profit and loss. )

For the complete balance sheet reference is made to page 15 Condensed Consolidated Balance Sheet of ING Group.

Loans and advances to customers

Loans and advances to customers declined EUR 23 billion compared with the end of December 2010 due to the reclassification of the Residential Mortgage portfolio of ING Direct USA with EUR 30 billion to Assets held for sale. In Germany and the Netherlands the residential mortgage portfolio increased. The increase in the Netherlands relates to mortgages under NHG (Nationale Hypotheek Garantie). The Illiquid Assets Back-up Facility government receivable within the Bank declined by EUR 3 billion to EUR 9 billion in the first six months of 2011 due to foreign exchange movements and repayments.

REPORT ON FORM 6-K

Investments

Investments fell by EUR 26 billion in the first six months of 2011 to EUR 208 billion. ING Bank decreased by EUR 22 billion driven by the reclassification of ING Direct USA to assets held for sale Excluding this impact, investments remained flat. Investments at ING Insurance’s decreased by EUR 4 billion, due to negative currency effects and revaluations.

Financial assets/liabilities at fair value

Financial assets at fair value through profit and loss diminished by EUR 9 billion from the end of December 2010. Financial assets at fair value through profit and loss at ING Bank remained almost flat compared to year-end 2010. For ING Insurance the decrease was EUR 8 billion, mainly due to currency effects. Financial liabilities at fair value through profit and loss decreased by EUR 15 billion, all of which was incurred within ING Bank and mainly related to lower repurchase transactions and lower valuation of derivatives following the increase in long term interest rates.

Insurance and investment contracts

Insurance and investment contracts decreased by EUR 12 billion to EUR 260 billion at the end of June 2011, due to currency effects and the transfer of the Latin America pensions, life insurance and investment management operations to liabilities held for sale.

Customer deposits

Customer deposits and other funds on deposits fell by EUR 53 billion to EUR 458 billion at the end of June 2011, fully explained by the reclassification of ING Direct USA.

Shareholders’ equity

Shareholders’ equity stabilised at EUR 37.7 billion. The decrease in foreign exchange movements of EUR (1.9) billion and EUR (1.0) billion repurchase premium non-voting equity securities, were offset by EUR 2.9 billion net profit.

REPORT ON FORM 6-K

Condensed consolidated interim financial information for the period ended 30 June 2011

Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated balance sheet of ING Group

as at

amounts in millions of euros	30 June 2011	31 December 2010
ASSETS
Cash and balances with central banks	12,091	13,072
Amounts due from banks	56,580	51,828
Financial assets at fair value through profit and loss 2	255,190	263,894
Investments 3	207,807	234,240
Loans and advances to customers 4	585,692	608,938
Reinsurance contracts	5,447	5,789
Investments in associates	3,235	3,925
Real estate investments	1,743	1,900
Property and equipment	2,920	6,132
Intangible assets 5	3,975	5,372
Deferred acquisition costs	10,021	10,499
Assets held for sale 6	61,188	681
Other assets	31,426	36,469

Total assets	1,237,315	1,242,739

EQUITY
Shareholders’ equity (parent)	37,736	37,719
Non-voting equity securities	3,000	5,000

	40,736	42,719
Minority interests	832	729

Total equity	41,568	43,448

LIABILITIES
Subordinated loans	10,180	10,645
Debt securities in issue	151,593	135,604
Other borrowed funds	19,526	22,291
Insurance and investment contracts	259,599	271,128
Amounts due to banks	81,889	72,852
Customer deposits and other funds on deposit	458,262	511,362
Financial liabilities at fair value through profit and loss 7	123,174	138,539
Liabilities held for sale 6	58,991	424
Other liabilities	32,533	36,446

Total liabilities	1,195,747	1,199,291

Total equity and liabilities	1,237,315	1,242,739

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

        Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated profit and loss account of ING Group

for the six month period ended

	6 month period
	1 January to 30 June
amounts in millions of euros	2011	2010
Continuing operations
Interest income banking operations	33,531	32,310
Interest expense banking operations	(26,826)	(25,874)

Interest result banking operations	6,705	6,436
Gross premium income	14,506	14,987
Investment income 8	3,458	3,422
Commission income	2,171	2,026
Other income 9	1,345	988

Total income	28,185	27,859

Underwriting expenditure 10	15,395	18,163
Addition to loan loss provision	702	962
Intangible amortisation and other impairments 11	158	300
Staff expenses	3,921	3,742
Other interest expenses	280	314
Other operating expenses	3,025	2,814

Total expenses	23,481	26,295

Result before tax from continuing operations	4,704	1,564
Taxation	1,204	328

Net result from continuing operations	3,500	1,236

Discontinued operations
Net result from discontinued operations 20	68	95

Net result from continuing and discontinued operations (before minority interests)	3,568	1,331

Net result attributable to:
Equityholders of the parent	3,521	1,294
Minority interests	47	37

	3,568	1,331
Net result from continuing operations attributable to:
Equityholders of the parent	3,455	1,201
Minority interests	45	35

	3,500	1,236
Net result from discontinued operations attributable to:
Equityholders of the parent	66	93
Minority interests	2	2

	68	95

	6 month period
	1 January to 30 June
amounts in euros	2011	2010
Earnings per share
Basic earnings per ordinary share 12	0.60	0.22
Diluted earnings per ordinary share 12	0.60	0.22

Earnings per share for continuing operations
Basic earnings per ordinary share for continuing operations 12	0.58	0.20
Diluted earnings per ordinary share for continuing operations 12	0.58	0.20

Earnings per share for discontinued operations
Basic earnings per ordinary share for discontinued operations 12	0.02	0.02
Diluted earnings per ordinary share for discontinued operations 12	0.02	0.02

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated statement of comprehensive income of ING Group for the six month period ended

	6 month period
	1 January to 30 June
amounts in millions of euros	2011	2010
Result for the period	3,568	1,331

Unrealised revaluations after taxation	(721)	1,823
Realised gains/losses transferred to profit and loss	213	164
Changes in cash flow hedge reserve	(208)	695
Transfer to insurance liabilities/DAC	91	(1,869)
Exchange rate differences	(1,942)	4,508

Total amount recognised directly in equity (other comprehensive income)	(2,567)	5,321

Total comprehensive income	1,001	6,652

Comprehensive income attributable to:
Equityholders of the parent	971	6,614
Minority interests	30	38

	1,001	6,652

For the six month period 1 January 2011 to 30 June 2011 the Unrealised revaluations after taxation comprises EUR 3 million (1 January 2010 to 30 June 2010: EUR (20) million) related to the share of other comprehensive income of associates.

For the six month period 1 January 2011 to 30 June 2011 the Exchange rate differences comprises EUR (117) million (1 January 2010 to 30 June 2010: EUR 315 million) related to the share of other comprehensive income of associates.

        Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated statement of cash flows of ING Group

for the six month period ended

amounts in millions of euros		30 June 2011	30 June 2010
Result before tax		4,790	1,680
Adjusted for	– depreciation	853	838
	– deferred acquisition costs and value of business acquired	(213)	42
	– increase in provisions for insurance and investment contracts	555	4,047
	– addition to loan loss provisions	702	962
	– other	(711)	1,890
Taxation paid		(761)	(144)
Changes in	– amounts due from banks, not available on demand	(5,501)	(5,814)
	– trading assets	(1,492)	(22,612)
	– non-trading derivatives	(957)	(3,557)
	– other financial assets at fair value through profit and loss	283	693
	– loans and advances to customers	(16,541)	(11,018)
	– other assets	(504)	399
	– amounts due to banks, not payable on demand	2,705	709
	– customer deposits and other funds on deposit	14,631	15,064
	– trading liabilities	(10,733)	19,470
	– other financial liabilities at fair value through profit and loss	(868)	4,452
	– other liabilities	(3,848)	(1,194)

Net cash flow from (used in) operating activities		(17,610)	5,907

Investments and advances	– available-for-sale investments	(113,143)	(79,947)
	– investments for risk of policyholders	(27,704)	(26,407)
	– other investments	(1,253)	(1,128)
Disposals and redemptions	– available-for-sale investments	105,377	76,059
	– investments for risk of policyholders	30,054	27,388
	other investments	3,082	4,321

Net cash flow from (used in) investing activities		(3,587)	286

Proceeds from borrowed funds and debt securities		174,175	219,097
Repayments of borrowed funds and debt securities		(155,552)	(221,666)
Repurchase of non-voting equity securities		(2,000)
Repurchase premium		(1,000)
Other net cash flow from financing activities		44	(55)

Net cash flow from financing activities		15,667	(2,624)

Net cash flow		(5,530)	3,569

Cash and cash equivalents at beginning of period		20,740	20,959
Effect of exchange rate changes on cash and cash equivalents		(206)	429

Cash and cash equivalents at end of period		15,004	24,957

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills		3,808	6,083
Amounts due from/to banks		(895)	5,509
Cash and balances with central banks		12,091	13,365

Cash and cash equivalents at end of period		15,004	24,957

Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated statement of changes in equity of ING Group for the six month period ended

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total
Balance at 1 January 2011	919	16,034	20,766	37,719	5,000	729	43,448

Unrealised revaluations after taxation			(721)	(721)			(721)
Realised gains/losses transferred to profit and loss			213	213			213
Changes in cash flow hedge reserve			(208)	(208)			(208)
Transfer to insurance liabilities/DAC			91	91			91
Exchange rate differences			(1,925)	(1,925)		(17)	(1,942)

Total amount recognised directly in equity			(2,550)	(2,550)		(17)	(2,567)

Net result for the period			3,521	3,521		47	3,568

			971	971		30	1,001

Repurchase of non-voting equity securities					(2,000)		(2,000)
Repurchase premium 1)			(1,000)	(1,000)			(1,000)
Changes in the composition of the group						79	79
Dividends						(6)	(6)
Purchase/sale of treasury shares			38	38			38
Employee stock option and share plans			8	8			8

Balance at 30 June 2011	919	16,034	20,783	37,736	3,000	832	41,568

1) Repurchase premium paid on the repurchase of EUR 2 billion non-voting equity securities

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total
Balance at 1 January 2010	919	16,034	13,948	30,901	5,000	915	36,816

Unrealised revaluations after taxation			1,828	1,828		(5)	1,823
Realised gains/losses transferred to profit and loss			164	164			164
Changes in cash flow hedge reserve			695	695			695
Transfer to insurance liabilities/DAC			(1,869)	(1,869)			(1,869)
Exchange rate differences			4,502	4,502		6	4,508

Total amount recognised directly in equity			5,320	5,320		1	5,321

Net result for the period			1,294	1,294		37	1,331

			6,614	6,614		38	6,652

Changes in the composition of the group						62	62
Dividends						(4)	(4)
Purchase/sale of treasury shares			(32)	(32)			(32)
Employee stock option and share plans			12	12			12

Balance at 30 June 2010	919	16,034	20,542	37,495	5,000	1,011	43,506

        Report on Form 6-K, Condensed consolidated interim accounts

Condensed consolidated statement of changes in equity of ING Group continued

for the six month period ended

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total
Balance at 1 January 2009 (before change in accounting policy)	495	9,182	5,403	15,080	10,000	1,594	26,674
Effect of change in accounting policy			(145)	(145)			(145)

Balance at 1 January 2009 (restated)	495	9,182	5,258	14,935	10,000	1,594	26,529

Unrealised revaluations after taxation			6,002	6,002			6,002
Realised gains/losses transferred to profit and loss			725	725			725
Changes in cash flow hedge reserve			(1,146)	(1,146)			(1,146)
Transfer to insurance liabilities/DAC			(276)	(276)			(276)
Exchange rate differences			223	223		15	238

Total amount recognised directly in equity			5,528	5,528		15	5,543

Net result for the period			(941)	(941)		9103)	(1,044)

			4,587	4,587		(88)	4,499

Changes in the composition of the group						(430)	(430)
Dividends						(1)	(1)
Purchase/sale of treasury shares			111	111			111
Employee stock option and share plans			23	23			23

Balance at 30 June 2009	495	9,182	9,979	19,656	10,000	1,075	30,731

The change in accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life is disclosed in Note 1 ‘Basis of presentation’.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts

1 BASIS OF PRESENTATION

These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) and are consistent with those set out in the notes to the 2010 Consolidated Annual Accounts of ING Group, except for the amendments referred to below.

These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2010 Annual Accounts.

The following standards, interpretations and amendments to standards and interpretations became effective in 2011:

•	Classification of Rights Issues (Amendment to IAS 32);

•	Amendment to IAS 24 ‘Related Party Disclosures’;

•	Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’;

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’;

•	Amendment to IFRS 1 ‘Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters’; and

•	2010 Annual improvements to IFRS.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim accounts for the period ended 30 June 2011.

The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2012, unless otherwise indicated:

•	Amendments to IFRS 7 ‘Disclosures – Transfers of Financial Assets’;

•	Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters (Amendments to IFRS 1);

•	Deferred tax: Recovery of Underlying Assets (Amendments to IAS 12);

•	IFRS 10 ‘Consolidated Financial Statements’, effective as of 2013;

•	IFRS 11 ‘Joint Arrangements’, effective as of 2013;

•	IFRS 12 ‘Disclosure of Interests in Other Entities’, effective as of 2013;

•	IFRS 13 ‘Fair Value Measurement’, effective as of 2013;

•	IAS 27 ‘Separate Financial Statements’, effective as of 2013;

•	IAS 28 ‘Investments in Associates and Joint Ventures’, effective as of 2013: and

•	Amendments to IFRS 1 ‘Presentation of Financial Statements – Presentation of Items of Other Income’, effective as of 2013.

Although these new requirements are still being analysed and the final impact is not yet known, ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the condensed consolidated interim accounts.

Furthermore, in 2010 IFRS 9 ‘Financial Instruments’ was issued, which was initially effective as of 2013. However in July 2011 the International Accounting Standards Board tentatively decided to postpone the mandatory application of IFRS 9 until 2015. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.

In June 2011 the revised IAS 19 ‘Employee Benefits’ was issued, which will become effective as of 2013. At this moment, the revized standard is being analysed and the full impact is not yet known. One of the changes in the revized standard results in immediate recognition in equity of ‘unrecognized actuarial gains and losses’ as of the effective date. Unrecognized actuarial gains and losses as at 31 December 2010 are disclosed in Note 21 ‘Other liabilities’ in the Group 2010 Annual Accounts and amount to EUR (1,734) million. The impact of the revized standard will be impacted by movements in the unrecognized actuarial gains and losses until the effective date and the impact of other changes in the revized standard.

International Financial Reporting Standards as issued by the IASB provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as issued by the IASB and its decision on the options available are set out in the section ‘Principles of valuation and determination of results’ in the 2010 Annual Accounts.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

IFRS-EU refers to International Financial Reporting Standards as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The published 2010 Consolidated Annual Accounts of ING Group are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revized estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in these Condensed interim accounts.

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity and net result under IFRS-EU and IFRS-IASB:

	Shareholders’ equity		Net result first half year of
amounts in millions of euros	30 June 2011	31 December 2010	2011	2010

In accordance with IFRS-IASB	37,736	37,719	3,521	1,294

Adjustment of the EU ‘IAS 39 carve-out’	3,416	4,266	(850)	1,539
Tax effect of the adjustment	(864)	(1,081)	217	(392)

Effect of adjustment after tax	2,552	3,185	(633)	1,147

In accordance with IFRS-EU	40,288	40,904	2,888	2,441

Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation. The impact of these changes is explained in the relevant notes when significant.

The comparison of balance sheet items between 31 December 2010 and 30 June 2011 is impacted by the held for sale classification as disclosed in Note 6 ‘Assets and liabilities held for sale’.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Change in accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life

ING changed its accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book as of 1 January 2011. The revised accounting will better reflect the economic value of these guarantees and more closely align accounting practice with United States peers. Under the revised accounting, the insurance provisions will reflect current market interest rates and current estimates for other assumptions, except for volatility and correlation (which remain unchanged). ING substantially increased hedging of interest rate risk in the Insurance US Closed Block VA book; the results from these hedging derivatives are expected to largely mirror the effect of interest changes on the guarantees in future periods. Implementation of the revised accounting for GMWBL represents a change in accounting policy under IFRS, with a transitional impact being reflected in shareholders’ equity. Comparative periods’ results have been restated. The combined impact on shareholders’ equity as at 1 January 2011 is EUR 651 million (lower equity).

The impact on individual balance sheet line items and previous reporting periods can be specified as follows:

Impact on balance sheet

amounts in millions of euros	1 January 2009	30 June 2009	31 December 2009	30 June 2010	31 December 2010
Deferred acquisition costs	1,146	392	(190)	383	(105)
Insurance and investment contracts	1,369	314	148	751	546

	(223)	78	(338)	(368)	(651)
Tax effect	78	(27)	118	129

Shareholders’ equity	(145)	51	(220)	(239)	(651)

The impact on the consolidated profit and loss account can be specified as follows:

Impact on profit and loss account

amounts in millions of euros	2009	2010	1 April 2010 to 30 June 2010	1 January 2010 to 30 June 2010
Underwriting expenditure	(109)	(281)	186	39
Taxation	(38)	128	65	14

Result after taxation	(71)	(409)	121	25

2 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial assets at fair value through profit and loss

amounts in millions of euros	30 June 2011	31 December 2010
Trading assets	127,951	125,675
Investment for risk of policyholders	113,486	120,481
Non-trading derivatives	8,367	11,722
Designated as at fair value through profit and loss	5,386	6,016

	255,190	263,894

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

3 INVESTMENTS

Investments

amounts in millions of euros	30 June 2011	31 December 2010
Available-for-sale
– equity securities	9,613	9,754
– debt securities	189,262	212,793

	198,875	222,547

Held-to-maturity
– debt securities	8,932	11,693

	8,932	11,693

	207,807	234,240

Exposure to debt securities

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 237,263 million (31 December 2010: EUR 266,859 million) is specified as follows by type of exposure and by banking and insurance operations:

Debt securities included in available-for-sale investments and assets at amortised cost by type and by banking and insurance operations

	Banking operations		Insurance operations		Total
amounts in millions of euros	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Government bonds	52,599	51,960	48,276	48,455	100,875	100,415
Covered bonds	26,808	28,947	1,124	1,327	27,932	30,274
Corporate bonds	1,285	1,066	37,777	38,404	39,062	39,470
Financial institution bonds	18,902	25,863	12,186	13,047	31,088	38,910

Bond portfolio (excluding ABS)	99,594	107,836	99,363	101,233	198,957	209,069

US agency RMBS	376	10,930	4,286	4,799	4,662	15,729
US prime RMBS	15	706	1,315	1,625	1,330	2,331
US Alt-A RMBS	163	2,431	304	358	467	2,789
US subprime RMBS	30	87	1,095	1,560	1,125	1,647
Non-US RMBS	12,523	14,677	4,991	5,174	17,514	19,851
CDO/CLO	481	574	810	731	1,291	1,305
Other ABS	3,747	4,490	2,482	2,429	6,229	6,919
CMBS	1,427	2,409	4,261	4,810	5,688	7,219

ABS portfolio	18,762	36,304	19,544	21,486	38,306	57,790

	118,356	144,140	118,907	122,719	237,263	266,859

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Greece, Ireland and Portugal

Greece, Ireland and Portugal have applied for support from the European Financial Stability Fund (‘EFSF’). At 30 June 2011, ING’s balance sheet value of ‘Government bonds’ and unsecured ‘Financial institutions’ bonds to Greece, Ireland and Portugal and the related pre-tax revaluation reserve in equity was as follows:

	Bank			Insurance
	30 June 2011			30 June 2011
amounts in millions of euros	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impairments in the first half of 2011	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impairments in the first half of 2011
Greece
Goverment bonds – available-for-sale	406	(143)	(187)	323	(103)	(123)

Ireland
Goverment bonds – available-for-sale				35	(19)
Financial institutions – available-for-sale	50	(9)		12		(180)
Financial institutions – at amortised cost	154

Portugal
Goverment bonds – available-for-sale	469	(163)		109	(73)
Financial institutions – available-for-sale	193	(39)		94	(81)
Financial institutions – at amortised cost	50

Total	1,322	(354)	(187)	573	(276)	(303)

On 21 July 2011 a Private Sector Initiative to support Greece was announced. This initiative involves a voluntary exchange of existing Greek government bonds together with a Buyback Facility. The initiative relates to Greek Government Bonds maturing up to 2020. ING is currently assessing the alternative exchange options in this initiative. Based on this Private Sector Initiative, it was concluded that bonds that are in scope of the initiative (i.e. Greek government bonds maturing up to 2020) are impaired in the second quarter of 2011. The impairment relates to bonds classified as available-for-sale and is based on the 30 June 2011 market values of these bonds.

In the first quarter of 2011 ING Insurance recognised an impairment on subordinated debt from Irish banks.

Reference is made to Note 8 ‘Investment income’ for impairments on available-for-sale debt securities.

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future. The table on the next page provides information on the three reclassifications made in the second and first quarter of 2009 and the fourth quarter of 2008. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Reclassifications to Loans and advances to customers and Amounts due from banks

amounts in millions of euros	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594
Effective interest rate (weighted average)	1.4%– 24.8%	2.1%– 11.7%	4.1%– 21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	(896)	(1,224)	(69)
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	(79)
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	(971)	(192)	(20)
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification	nil	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil	nil

2011
Carrying value as at 30 June	6,563	15,481	721
Fair value as at 30 June	6,644	14,690	742
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 30 June	(386)	(536)	(11)
Effect on shareholders’ equity (before tax) as at 30 June if reclassification had not been made	82	(791)	21
Effect on result (before tax) for the six month period ended 30 June if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the six month period ended 30 June (mainly interest income)	54	216	15
Recognised impairments (before tax) for the six month period ended 30 June	2	nil	nil
Recognised provision for credit losses (before tax) for the six month period ended 30 June	2	nil	nil

2010
Carrying value as at 31 December	6,418	16,906	857
Fair value as at 31 December	6,546	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	(491)	(633)	(65)
Effect on shareholders’ equity (before tax) if reclassification had not been made	128	(807)	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	78	467	34
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2009
Carrying value as at 31 December	6,147	20,551	1,189
Fair value as at 31 December	6,472	20,175	1,184
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December	(734)	(902)	(67)
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made	325	(376)	(5)
Effect on result (before tax) as at 31 December if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)	54	629	n/a
Effect on result (before tax) for the year (mainly interest income)	n/a	n/a	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at 31 December			1,592
Fair value as at 31 December			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at 31 December			(79)
Effect on shareholders’ equity (before tax) as at 31 December if reclassification had not been made			(28)
Effect on result (before tax) if reclassification had not been made			nil
Effect on result (before tax) after the reclassification until 31 December (mainly interest income)			9
Recognised impairments (before tax)			nil
Recognised provision for credit losses (before tax)			nil

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

4 LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers by banking and insurance operations

amounts in millions of euros	30 June 2011	31 December 2010
Banking operations	561,741	584,773
Insurance operations	30,425	31,065

	592,166	615,838

Eliminations	(6,474)	(6,900)

	585,692	608,938

Loans and advances to customers by type – banking operations

amounts in millions of euros	30 June 2011	31 December 2010
Loans to, or guaranteed by, public authorities	53,780	55,953
Loans secured by mortgages	313,765	330,473
Loans guaranteed by credit institutions	8,771	8,664
Personal lending	22,800	21,743
Asset backed securities	15,947	18,605
Corporate loans	151,294	154,509

	566,357	589,947

Loan loss provisions	(4,616)	(5,174)

	561,741	584,773

Changes in loan loss provisions

	Banking operations		Insurance operations		Total
	6 month period ended	year ended	6 month period ended	year ended	6 month period ended	year ended
amounts in millions of euros	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Opening balance	5,195	4,399	117	111	5,312	4,510
Changes in the composition of the group	(3)		(3)		(6)
Write-offs	(606)	(1,166)	(8)	(42)	(614)	(1,208)
Recoveries	62	105	1	1	63	106
Increase in loan loss provisions	702	1,751	11	41	713	1,792
Exchange rate differences	(131)	155	(2)	6	(133)	161
Other changes	(595)	(49)			(595)	(49)

Closing balance	4,624	5,195	116	117	4,740	5,312

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented under Addition to loan loss provision on the face of the profit and loss account.

Other changes mainly relate to ING Direct USA that classifies as a disposal group held for sale as per 30 June 2011. Reference is made to Note 6 ‘Assets and liabilities held for sale’.

The loan loss provision relating to banking operations at 30 June 2011 of EUR 4,624 million (31 December 2010: EUR 5,195 million) is presented in the balance sheet under Loans and advances to customers and Amounts due from banks for EUR 4,616 million (31 December 2010: EUR 5,174 million) and EUR 8 million (31 December 2010: EUR 21 million) respectively.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

5 INTANGIBLE ASSETS

Intangible assets

amounts in millions of euros	30 June 2011	31 December 2010
Value of business acquired	1,115	1,320
Goodwill	1,886	2,765
Software	666	754
Other	308	533

	3,975	5,372

The decrease in Goodwill mainly relates to the Latin American pensions, life insurance and investment management operations that classify as discontinued operations. Reference made to Note 20 ‘Discontinued operations’.

Goodwill impairment testing

Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes. This level is defined as the so called ‘reporting units’ as set out in the 2010 ING Group Annual Accounts. Goodwill is tested for impairment by comparing the book value of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The book value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount.

As a first step of the impairment test, the best estimate of the recoverable amount of reporting units to which goodwill is determined separately for each relevant reporting unit based on Price to Earnings, Price to Book, and Price to Assets under management ratios. The main assumptions in this valuation are the multiples for Price to Earnings, Price to Book and Price to Assets under management; these are developed internally but are either derived from or corroborated against market information that is related to observable transaction in the market for comparable businesses. Earnings and book values are equal to or derived from the relevant measure under IFRS-IASB. If the outcome of this first step indicates that the difference between recoverable amount and book value may not be sufficient to support the amount of goodwill allocated to the reporting unit, an additional analysis is performed in order to determine a recoverable amount in a manner that better addresses the specific characteristics of the relevant reporting unit.

No goodwill impairment was recognised in the first half year of 2011 (first half year of 2010: nil).

6 ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. As at 30 June 2011 this relates mainly to the Latin American pensions, life insurance and investment management operations, ING Real Estate Investment Management (ING REIM) and Clarion Real Estate Securities (CRES) (except for Clarion Partners), ING Investment Management Australia, ING Direct USA, ING Car Lease, ING Arrendadora, S.A. de C.V. in Mexico and the part of ING Real Estate Investment Management Australia (ING REIMA) that has not yet closed. As at 31 December 2010 this related to Pacific Antai Life Insurance Company Ltd. (PALIC), ING Arrendadora, S.A. de C.V. in Mexico, ING REIM and CRES. Reference is made to Note 14 ‘Acquisitions and disposals’.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Assets held for sale

amounts in millions of euros	30 June 2011	31 December 2010
Cash and balances with central banks	2,501	28
Amounts due from banks	308
Financial assets at fair value through profit and loss	739	16
Available-for-sale investments	21,161	144
Held-to-maturity investments	508
Loans and advances to customers	28,687	244
Reinsurance contracts	3
Investments in associates	62	43
Real estate investments	102
Property and equipment	3,291	12
Intangible assets	947	15
Deferred acquisition costs	9	43
Other assets	2,870	136

	61,188	681

Liabilities held for sale

amounts in millions of euros	30 June 2011	31 December 2010
Other borrowed funds	196	35
Insurance and investments contracts	716	217
Amounts due to banks	154
Customer deposits and other funds on deposit	56,739
Financial liabilities at fair value through profit and loss	1
Other liabilities	1,185	172

	58,991	424

Cumulative other comprehensive income includes EUR 374 million (2010: EUR 7 million) related to Assets held for sale.

In addition to the entities presented as Held for sale above, ING is considering potential divestments, including those that are listed under the European Commission Restructuring plan in Note 33 ‘Related Parties’ in the ING Group 2010 Annual Accounts. However, none of these businesses qualify as held for sale as at 30 June 2011 as the potential divestments are not yet available for immediate sale in their present condition and/or a sale is not yet highly probable to occur.

7 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

Financial liabilities at fair value through profit and loss

amounts in millions of euros	30 June 2011	31 December 2010
Trading liabilities	97,319	108,050
Non-trading derivatives	13,620	17,782
Designated as at fair value through profit and loss	12,235	12,707

	123,174	138,539

The change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability in the first half year of 2011 was EUR (9) million (first half year of 2010: EUR 30 million; entire year 2010: EUR 28 million) and EUR 58 million (31 December 2010: EUR 67 million) on a cumulative basis.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

8 INVESTMENT INCOME

Investment income

6 month period	Banking operations		Insurance operations		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2011	2010	2011	2010	2011	2010
Income from real estate investments	16	75	28	32	44	107
Dividend income	15	17	140	112	155	129
Income from investments in debt securities			2,777	2,731	2,777	2,731
Income from loans			802	725	802	725
Realised gains/losses on disposal of debt securities	54	125	59	(89)	113	36
Impairments of available-for-sale debt securities	(222)	(107)	(392)	(296)	(614)	(403)
Reverals of impairments of available-for-sale debt securities	43		4	11	47	11
Realised gains/losses on disposal of equity securities	22	115	175	72	197	187
Impairments of available-for-sale equity securities	(14)	(22)	(29)	(10)	(43)	(32)
Change in fair value of real estate investments	(19)	(35)	(1)	(34)	(20)	(69)

	(105)	168	3,563	3,254	3,458	3,422

Impairments of available-for-sale debt securities in banking and insurance operations include EUR 490 million in the first half year of 2011 (first half year of 2010: nil) of impairments on subordinated debt from Irish banks and Greek government bonds that are impacted by the restructuring proposals of July 2011.

Impairments/reversals of impairments on investments per operating segment

6 month period	Impairments		Reversal of impairments
	1 January to 30 June		1 January to 30 June
amounts in millions of euros	2011	2010	2011	2010
Retail Belgium	8
ING Direct	203	78
Commercial Banking (excluding Real Estate)	25	49
ING Real Estate			(43)
Insurance Benelux	219	25
Insurance CRE	120	11
Insurance US *	76	268	(4)
Insurance Asia/Pacific	5	2		(2)
ING IM				(9)
Corporate Line Banking		2
Corporate Line Insurance	1

	657	435	(47)	(11)

*	Excluding US Closed Block VA

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

9 OTHER INCOME

Other income

6 month period	Banking operations		Insurance operations		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2011	2010	2011	2010	2011	2010
Net result on disposal of group companies	42	385	27	2	69	387
Valuation results on non-trading derivatives	1,218	(1,770)	(717)	1,684	501	(86)
Net trading income	64	667	342	(518)	406	149
Result from associates	47	15	108	75	155	90
Other income	159	160	55	288	214	448

	1,530	(543)	(185)	1,531	1,345	988

Higher valuation results on non-trading derivatives from insurance operations in the first half year of 2011 were driven by revaluations of derivatives hedging guarantees on and interest rate risk in the United States and Japan closed block variable annuity business as well as the separate account pension contracts in the Netherlands. These valuation results on non trading derivatives related to the indirect equity exposures were more than offset by an opposite amount in underwriting expenditure (reference is made to Note 10 ‘Underwriting expenditure’).

Result from associates

6 month period	Banking operations		Insurance operations		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2011	2010	2011	2010	2011	2010
Share of results from associates	61	17	108	75	169	92
Impairments	(14)	(2)			(14)	(2)

	47	15	108	75	155	90

10 UNDERWRITING EXPENDITURE

Underwriting expenditure

	6 month period
	1 January to 30 June
amounts in millions of euros	2011	2010
Gross underwriting expenditure
– before effect of investment result for risk of policyholders	16,283	19,002
– effect of investment result risk of policyholders	2,693	(2,035)

	18,976	16,967
Investment result for risk of policyholders	(2,693)	2,035
Reinsurance recoveries	(888)	(839)

Underwriting expenditure	15,395	18,163

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Underwriting expenditure by class

	6 month period
	1 January to 30 June
amounts in millions of euros	2011	2010
Expenditure from life underwriting
Reinsurance and retrocession premiums	874	1,027
Gross benefits	13,229	12,164
Reinsurance recoveries	(885)	(837)
Change in life insurance provisions for risk of company	93	2,752
Costs of acquiring insurance business	529	778
Other underwriting expenditure	276	235
Profit sharing and rebates	242	1,066

	14,358	17,185
Expenditure from non-life underwriting
Reinsurance and retrocession premiums	32	50
Gross claims	533	515
Reinsurance recoveries	(4)	(3)
Change in provision for unearned premiums	246	236
Change in claims provision	12	33
Costs of acquiring insurance business	134	141
Other underwriting expenditure	(2)

	951	972
Expenditure from investment contracts
Costs of acquiring investment contracts	2	2
Profit sharing and rebates		11
Other changes in investment contract liabilities	84	(7)

	86	6

	15,395	18,163

11 INTANGIBLE AMORTISATION AND OTHER IMPAIRMENTS

Intangible amortisation and (reversals of) impairments

6 month period	Impairment losses		Reversals of impairments		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
amounts in millions of euros	2011	2010	2011	2010	2011	2010
Property and equipment	8	11	(3)	(2)	5	9
Property development	101	235			101	235
Software and other intangible assets	21	19			21	19

(Reversals of) other impairments	130	265	(3)	(2)	127	263

Amortisation of other intangible assets					31	37

					158	300

In the first half year of 2011 EUR 101 million impairments are recognised on Property development (in the segment ING Real Estate) of which EUR 59 million is due to the sale or termination of large projects in Germany and the Netherlands and EUR 43 million is based on the reassessment of Spanish real estate development projects and a small part relates to foreclosure property in the United States.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

12 EARNINGS PER ORDINARY SHARE

Earnings per ordinary share

6 month period	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
	2011	2010	2011	2010	2011	2010
Net result	3,521	1,294	3,783.4	3,782.5
Attribution to non-voting equity securities	(1,260)	(425)

Basic earnings	2,261	869	3,783.4	3,782.5	0.60	0.22

Dilutive instruments:
Stock option and share plans			7.6	5.4

			7.6	5.4

Diluted earnings	2,261	869	3,791.0	3,787.9	0.60	0.22

Attribution to non-voting equity securities

The attribution to non-voting equity securities represents the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount is only included for the purpose of determining earnings per share under IFRS-IASB and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities. It also includes the premium that is due on repayment of non-voting equity securities during the period.

The first quarter of 2011 includes an attribution of EUR 425 million, being the coupon payable on the non-voting equity securities if and when the net result of the first quarter would be distributed as dividend. In the second quarter, EUR 2 billion of non-voting equity securities were repaid. The total attribution for the first half year of 2011 is EUR 282 million (i.e. a positive impact of EUR 143 million in the second quarter of 2011). The attribution in the second quarter of 2011 also includes the premium of EUR 1 billion paid in relation to the repurchase of the EUR 2 billion non-voting equity securities during the period.

The first quarter of 2010 includes an attribution of EUR 425 million, being the coupon payable on the non-voting equity securities if and when the net result of the first quarter would be distributed as dividend. The attribution for the first half year of 2010 is also EUR 425 million. Therefore, no additional attribution is reflected in the second quarter of 2010.

Dilutive instruments

Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from exercised stock options and share plans is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising stock options and share plans is added to the average number of shares used for the calculation of diluted earnings per share.

The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2011 and 2010 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in the calculation of diluted earnings per share for these periods.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Earnings per ordinary share for continuing operations

6 month period	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
	2011	2010	2011	2010	2011	2010
Basic earnings	2,261	869	3,783.4	3,782.5
Less: Net result for discontinued operations	66	93

Basic earnings for continuing operations	2,195	776	3,783.4	3,782.5	0.58	0.20

Dilutive instruments:
Stock option and share plans			7.6	5.4

			7.6	5.4

Diluted earnings for continuing operations	2,195	776	3,791.0	3,787.9	0.58	0.20

Earnings per ordinary share for discontinued operations

6 month period	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
	2011	2010	2011	2010	2011	2010
Net result for discontinued operations	66	93	3,783.4	3,782.5

Basic earnings for discontinued operations	66	93	3,783.4	3,782.5	0.02	0.02

Dilutive instruments:
Stock option and share plans			7.6	5.4

			7.6	5.4

Diluted earnings for discontinued operations	66	93	3,791.0	3,787.9	0.02	0.02

13 SEGMENT REPORTING

a. General

ING Group’s operating segments relate to the internal segmentation by business lines. ING Group identifies the following operating segments:

Operating segments of ING Group

Banking	Insurance

Retail Netherlands	Insurance Benelux

Retail Belgium	Insurance Central & Rest of Europe (CRE)

ING Direct	Insurance United States (US) *

Retail Central Europe (CE)	Insurance US Closed Block VA

Retail Asia	Insurance Asia/Pacific

Commercial Banking (excluding Real Estate)	ING Investment Management (IM)

ING Real Estate	Corporate Line Insurance

Corporate Line Banking

*	Excluding US Closed Block VA

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

As per the second quarter of 2011 the operating segment Insurance Latin America is not included in the segment reporting anymore as those activities classify mainly as discontinued operations. Reference is made to Note 20 ‘Discontinued operations’. Activities reported previously in the segment Insurance Latin America and that are not classified as discontinued operations are now reported in the Corporate Line Insurance.

The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance.

The accounting policies of the operating segments are the same as those described under Accounting policies for the consolidated annual accounts except for the change described in Note 1 ‘Basis of presentation’. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment.

ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive and Management Board. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Disclosures on comparative periods also reflect the impact of current period’s divestments.

The following table specifies the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments

Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities. The main products offered are current and savings accounts, mortgages and other consumer lending in the Netherlands.

Retail Belgium	Income from retail and private banking activities in Belgium. The main products offered are similar to those in the Netherlands.

Retail CE	Income from retail and private banking activities in Central Europe. The main products offered are similar to those in the Netherlands.

Retail Asia	Income from retail banking activities in Asia. The main products offered are similar to those in the Netherlands.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking (excluding Real Estate)	Income from wholesale banking activities. A full range of products is offered from cash management to corporate finance.

ING Real Estate	Income from real estate activities.

Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.

Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.

Insurance US *	Income from life insurance and retirement services in the United States.

Insurance US Closed Block VA	Consists of ING’s Closed Block Variable Annuity business in the United States, which has been closed to new business since early 2010 and which is now being managed in run-off.

Insurance Asia/Pacific	Income from life insurance and retirement services in Asia/Pacific.

ING IM	Income from investment management activities.

Corporate Line Banking	Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Corporate Line Insurance	The Corporate Line Insurance includes items related to capital management, run-off portfolios, ING Re and remaining activities in Latin America.

*	Excluding US Closed Block VA

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

b. ING Group

Operating segments ING Group total

6 month period 1 January to 30 June 2011 amounts in millions of euros	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		14,506		14,506
– Net interest result - banking operations	6,744		(6)	6,738
– Commission income	1,377	794		2,171
– Total investment and other income	1,338	3,560	(207)	4,691

Total underlying income	9,459	18,860	(213)	28,106

Underlying expenditure
– Underwriting expenditure		15,395		15,395
– Operating expenses	4,783	1,865		6,648
– Other interest expenses		487	(213)	274
– Additions to loan loss provision	702			702
– Other impairments	126	11		137

Total underlying expenses	5,611	17,758	(213)	23,156

Underlying result before taxation	3,848	1,102		4,950
Taxation	1,004	277		1,281
Minority interests	35	10		45

Underlying net result	2,809	815		3,624

Operating segments ING Group total

6 month period 1 January to 30 June 2010 amounts in millions of euros	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		14,990		14,990
– Net interest result - banking operations	6,521		(66)	6,455
– Commission income	1,314	702		2,016
– Total investment and other income	(820)	4,833	(52)	3,961

Total underlying income	7,015	20,525	(118)	27,422

Underlying expenditure
– Underwriting expenditure		18,162		18,162
– Operating expenses	4,427	1,841		6,268
– Other interest expenses		434	(118)	316
– Additions to loan loss provision	962			962
– Other impairments	276	13		289

Total underlying expenses	5,665	20,450	(118)	25,997

Underlying result before taxation	1,350	75		1,425
Taxation	383	2		385
Minority interests	38			38

Underlying net result	929	73		1,002

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

6 month period 1 January to 30 June	Income		Expenses		Net result
amounts in millions of euros	2011	2010	2011	2010	2011	2010
Underlying	28,106	27,422	23,156	25,997	3,624	1,002

Divestments	112	438	28	28	58	402
Discontinued operations					66	93
Special items	(33)	(1)	297	270	(227)	(203)

IFRS-IASB	28,185	27,859	23,481	26,295	3,521	1,294

Divestments in the first half year of 2011 reflect the results on the sale of IIM Phillipines, two real estate funds of REIM Australia and Clarion Partners and PALIC. Divestments in the first half year of 2010 reflect the impact of divestments including the gain on the sale of Private Banking Asia and Switzerland and the operating result of the divested units in 2010.

Reference is made to Note 20 ‘Discontinued operations’ for information on Discontinued operations.

Special items in the first half year of 2011 include costs related to the combination of the Dutch retail activities, the Belgium retail transformation, further restructuring at ING Real Estate following the announced sale of ING REIM (reference is made to Note 14 ‘Acquisitions and disposals’), costs related to the separation of Banking and Insurance and restructuring costs. Special items in the first half year of 2010 include costs related to the combination of the Dutch retail activities, the Belgium retail transformation program, costs related to the separation of Banking and Insurance and restructuring costs.

c. Banking activities

Operating segments Banking

6 month period 1 January to 30 June 2011 amounts in millions of euros	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,787	790	1,959	340	70	1,597	242	(41)	6,744
– Commission income	239	182	89	133	29	533	177	(5)	1,377
– Total investment and other income	49	62	(224)	49	27	1,410	15	(50)	1,338

Total underlying income	2,075	1,034	1,824	522	126	3,540	434	(96)	9,459

Underlying expenditure
– Operating expenses	1,194	708	969	397	85	1,155	200	75	4,783
– Additions to loan loss provision	169	68	234	41	16	115	59		702
– Other impairments *	4		13	1		1	93	14	126

Total underlying expenses	1,367	776	1,216	439	101	1,271	352	89	5,611

Underlying result before taxation	708	258	608	83	25	2,269	82	(185)	3,848
Taxation	178	69	208	9	8	497	59	(24)	1,004
Minority interests			1	17	11	14	(8)		35

Underlying net result	530	189	399	57	6	1,758	31	(161)	2,809

*	analysed as a part of operating expenses.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Operating segments Banking

6 month period 1 January to 30 June 2010 amounts in millions of euros	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	1,849	783	1,815	352	86	1,537	216	(117)	6,521
– Commission income	265	188	79	144	26	429	187	(4)	1,314
– Total investment and other income	(2)	65	(108)	(8)	18	(928)	16	127	(820)

Total underlying income	2,112	1,036	1,786	488	130	1,038	419	6	7,015

Underlying expenditure
– Operating expenses	1,116	639	889	379	80	1,054	228	42	4,427
– Additions to loan loss provision	265	83	217	37	17	272	71		962
– Other impairments *	16		5			1	237	17	276

Total underlying expenses	1,397	722	1,111	416	97	1,327	536	59	5,665

Underlying result before taxation	715	314	675	72	33	(289)	(117)	(53)	1,350
Taxation	183	68	218	13	9	(83)	(5)	(20)	383
Minority interests		(8)		9	11	18	4	4	38

Underlying net result	532	254	457	50	13	(224)	(116)	(37)	929

*	analysed as a part of operating expenses.

d. Insurance activities

With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components:

•	Operating result

•	Non-operating items

Both are analysed into various sub-components. The total of Operating result and Non-operating items equals underlying result before tax.

To determine the Operating result the following Non-operating items are adjusted in the reported Underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the P&L; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, VA/FIA Guaranteed benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

The Operating result for the Life insurance business is also broken down in expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts, including dividends and coupons)

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States).

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs; it includes mortality, morbidity and surrender results.

•	Non-modelled which is immaterial and includes parts of the business for which no margins are provided

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Operating segments Insurance

6 month period 1 January to 30 June 2011 amounts in millions of euros	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	334	36	429	15	33	2		849
Fees and premium based revenues	306	241	527	118	710	454		2,356
Technical margin	223	89	44	13	86			455
Income non-modelled life business	18	4			28			50

Life & ING IM operating income	881	370	1,000	146	857	456		3,710

Administrative expenses	281	157	375	41	227	362		1,443
DAC amortisation and trail commissions	114	100	300	74	351	1		940

Life & ING IM expenses	395	257	675	115	578	363		2,383

Life & ING IM operating result	486	113	325	31	279	93		1,327

Non-life operating result	106	2			2			110
Corporate Line operating result							(236)	(236)

Operating result	592	115	325	31	281	93	(236)	1,201

Gains/losses and impairments	(111)	(117)	(43)	1	27	5	2	(236)
Revaluations	17		162	3	(2)	13	4	197
Market & other impacts	(202)		(15)	87	7		63	(60)

Underlying result before tax	296	(2)	429	122	313	111	(167)	1,102
Taxation	5	16	126	14	82	40	(6)	277
Minority interests	9	6	1				(6)	10

Underlying net result	282	(24)	302	108	231	71	(155)	815

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

Operating segments Insurance

6 month period 1 January to 30 June 2010 amounts in millions of euros	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	239	35	387	(25)	20	2		658
Fees and premium based revenues	307	254	521	59	655	411		2,207
Technical margin	100	67	95	16	68			346
Income non-modelled life business	22	8			32			62

Life & ING IM operating income	668	364	1,003	50	775	413		3,273

Administrative expenses	272	122	464	41	207	343		1,449
DAC amortisation and trail commissions	115	95	297	(19)	337	2		827

Life & ING IM expenses	387	217	761	22	544	345		2,276

Life & ING IM operating result	281	147	242	28	231	68		997

Non-life operating result	80	2			2			84
Corporate Line operating result							(336)	(336)

Operating result	361	149	242	28	233	68	(336)	745

Gains/losses and impairments	(69)	(23)	(304)	14	29	10		(343)
Revaluations	(14)		289	(2)	(4)	2	(70)	201
Market & other impacts	176		(128)	(598)	(6)		28	(528)

Underlying result before tax	454	126	99	(558)	252	80	(378)	75
Taxation	90	25	(58)	(61)	71	28	(93)	2
Minority interests		5					(5)

Underlying net result	364	96	157	(497)	181	52	(280)	73

While the reserves for the segment Insurance US Closed Block VA are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. This inadequacy existed in the second quarter of 2011 and 2010 and in the first half year of 2011 and 2010. In line with Group Policy, Insurance US Closed Block VA is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

Effective as of 2011, the estimate for the short-term equity growth assumption used to calculate the amortisation of DAC in the United States (Insurance US) was changed to a mean reversion assumption. The impact of this change in estimate in the second quarter of 2011 was approximately EUR 11 million higher result before tax and the impact in the first half year of 2011 was approximately EUR 18 million lower result before tax.

14 ACQUISITIONS AND DISPOSALS

Acquisitions

There were no acquisitions in the first half year of 2011.

Disposals and expected disposals

Pacific Antai Life Insurance Company Ltd.

In December 2009 ING announced the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC was previously included in the segment Insurance Asia/Pacific. The transaction was closed in June 2011.

ING REIM and CRES (except for the sale of Clarion Partners), ING IM Australia, ING Direct USA, ING Arrendadora S.A. de C.V. , the part of ING Real Estate Investment Management Australia that has not yet been disposed, the Latin American pensions, life insurance and investment management operations and ING Car Lease qualify as disposal groups held for sale at 30 June 2011 as ING expects to recover the carrying amount principally through the sale transactions. They are available for sale in their immediate condition subject to terms that are usual and customary for sales of such assets and the sales are considered to be highly probable.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES)

ING announced in February 2011 that it has reached agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses. The proceeds for these REIM businesses and the equity interests amount to approximately USD 1.0 billion. ING REIM Europe, ING REIM Asia and CRES combined have EUR 44.7 billion in assets under management as of 31 December 2010. In a separate transaction, ING has agreed to sell the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. This sale was completed in June 2011. Clarion Partners was previously included in the segment ING Real Estate. The Real Estate Investment Management business in Australia (ING REIMA), with EUR 4.8 billion in assets under management as of 31 December 2010, is not included in these transactions. Combined, the transactions are expected to result in an after-tax gain on disposal of approximately EUR 500 million at the date of announcement. The final terms are subject to potential adjustments at closing, customary for this kind of transaction. ING Real Estate Development and ING Real Estate Finance are not impacted by the transactions and will continue to be part of ING Bank.

In July 2011 ING announced the completion of the sale of CRES to CB Richard Ellis. CRES was previously included in the segment ING Real Estate. ING continues to expect the rest of the transaction with CB Richard Ellis to close in the second half of 2011. Until the closing of the transaction the part that is not yet disposed is included in the segment ING Real Estate.

ING Investment Management Australia

In June 2011 ING announced that it reached an agreement to sell ING Investment Management (ING IM) Australia to UBS AG. ING IM Australia’s business provides a number of investment strategies and products directly to the Australian institutional and wholesale markets. This transaction supports ING’s objective to actively manage its capital and portfolio of businesses to ensure an attractive and coherent combination for the announced potential IPOs of its insurance and investment management activities. ING IM Australia is included in the segment ING Investment Management. The transaction is subject to regulatory approval and is expected to close in the fourth quarter of 2011.

ING Direct USA

In June 2011 ING announced that it had reached an agreement to sell ING Direct USA for a total consideration of USD 9.0 billion (EUR 6.3 billion at the date of announcement) to Capital One Financial Corporation, a leading US-based financial holding company. Under the terms of the sale agreement ING will receive USD 6.2 billion in cash and USD 2.8 billion in the form of 55.9 million shares of Capital One. With its pro forma 9.9% stake, ING will become the largest single shareholder in Capital One. After closing ING has the right to be represented by one member of the Board of Directors of Capital One. The sale of ING Direct USA is expected to result in a net positive result of USD 0.7 billion and a capital release at closing of USD 4.1 billion (approximately EUR 2.9 billion). ING Direct USA is included in the segment ING Direct. The sale of ING Direct USA to Capital One is expected to close in the fourth quarter of 2011 and is subject to regulatory consent.

In connection with the sale of ING Direct USA, ING has reached an agreement with the Dutch State to amend the structure of the Illiquid Assets Back-up Facility (IABF) in June 2011. The amendment serves to delink the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio.

Under the original transaction terms agreed between ING and the State in January 2009 the State assumed the risk on 80% of the Alt-A mortgage securities of ING Direct USA and ING Insurance Americas. Only the part covering ING Direct USA, which currently covers approximately 85% of the total portfolio, is amended in the agreement and the text below only refers to this part. The ING Insurance part of the IABF remains unaltered.

Under the terms of the original transaction the Dutch State receives 80% of all cash flows from the portfolio and a guarantee fee from ING. In return, the State pays a funding fee and management fee to ING. ING Direct USA held on its balance sheet a receivable from the Dutch State along with the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.

Under the terms of the agreement, the government receivable will be transferred from ING Direct USA to ING Bank. In return, ING Direct USA will receive on its balance sheet an amount in cash from ING Bank. Also, after the sale of ING Direct USA, ING Bank will receive the funding fee and management fee from the Dutch State and pay the guarantee fee.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

The 20% of the Alt-A portfolio not covered by the IABF will remain on the balance sheet of ING Direct USA and will move to Capital One as part of the sale of ING Direct USA. In order to ensure continued alignment between the interests of ING and the Dutch State with regard to the Alt-A portfolio, ING will provide a counter guarantee to the Dutch State covering 25% of the 80% part of the Dutch State. This guarantee will cover realised cash losses if they would exceed the 35% that is implied by the current market value of the portfolio. This amendment will therefore lower the risk exposure for the Dutch State. The potential capital and P&L impact of the alignment for ING Bank is expected to be limited.

Latin American pensions, life insurance and investment management operations

In July 2011 ING announced that it has reached an agreement to sell its Latin American pensions, life insurance and investment management operations for a total consideration of approximately EUR 2,680 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale is the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING will receive approximately EUR 2,615 million in cash and GRUPOSURA will assume EUR 65 million in debt.

ING expects the sale to deliver a net transaction result of approximately EUR 1 billion. The transaction is subject to regulatory approvals and is expected to close by year-end. The transaction, including cash proceeds, debt reduction in Latin America, and the extraction of excess capital prior to closing, is expected to reduce the leverage in ING Insurance by approximately EUR 2.8 billion.

Included in the transaction are the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; including ING’s 33.7% stake in InVita Seguros de Vida S.A. in Peru. The transaction also includes the local investment management capabilities in these five countries. Not included in the transaction is ING’s 36% in leading Brazilian insurer Sul America SA. ING’s Commercial Banking activities in Mexico, Brazil and Argentina are not affected by the announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico are also not part of the transaction.

As per 30 June 2011, the Latin American pensions, life insurance and investment management operations classify as discontinued operations. In the condensed consolidated profit and loss account, for the current period but also for the comparative periods, the income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of result after tax. The Latin American pensions, life insurance and investment management operations used to be included in the segments Insurance Latin America and ING Investment Management before they classified as discontinued operations. The net result from discontinued operations is presented separately in the condensed consolidated profit and loss account. Reference is made to Note 20 ‘Discontinued operations’ for more detailed disclosures.

ING Car Lease

In July 2011 ING announced that it has reached an agreement to sell ING Car Lease for an expected total consideration of EUR 700 million to BMW Group fleet management division Alphabet. Expected total proceeds of EUR 700 million at closing will include purchase price of EUR 637 million based on 2010 year end book value and estimated 2011 earnings until closing. The sale of ING Car Lease will result in a net transaction result of approximately EUR 335 million and a capital release of around EUR 530 million. ING Car Lease is included in the segment Commercial Banking. The transaction is expected to close in the fourth quarter of 2011, subject to regulatory approvals.

15 IMPORTANT EVENTS AND TRANSACTIONS

On 11 March 2011 a severe earthquake and tsunami struck Japan. While ING does not have any non-life operations in Japan, ING has life insurance, asset management and banking businesses in Japan. The life insurance business sold primarily two product types: Single Premium Variable Annuities (SPVA, closed for new business in 2009) and Corporate Owned Life Insurance (COLI). ING’s financial position may be impacted by these events and any related developments, including through (but not limited to) death and health-related claims, policyholder behaviour, re-insurance coverage, investment losses and impact from general market developments. The direct financial impact of the earthquake and subsequent tsunami in Japan were relatively limited although indirect impacts are possible during the remainder of the year. The technical margin reflects EUR 4 million of additional reserves (IBNR) in anticipation of mortality claims related to the disaster.

Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

16 FAIR VALUE OF FINANCIAL ASSETS

The methods used to determine fair value of financial assets and liabilities are disclosed in the 2010 Annual Accounts, including a breakdown of fair value determined by Reference to published price quotations in active markets (Level 1), by using Valuation techniques supported by observable inputs (Level 2) and by using Valuation techniques supported by unobservable inputs (Level 3). The classification by Levels was impacted in the first half year of 2011 by a transfer of available-for-sale investments of EUR 2.1 billion from Level 3 to Level 2, relating to mortgage backed securities in the United States. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2011 prices supported by market observable inputs became available and were used in determining fair value.

As a consequence of the disposal of ING Direct USA EUR 0.6 billion available-for-sale investments that were classified in Level 3 are no longer subject to disclosure in the fair value hierarchy.

17 RELATED PARTY TRANSACTIONS

In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.

Transactions with related parties (Joint ventures and associates) and Key management personnel compensation are disclosed in Note 33 ‘Related Parties’ in the ING Group 2010 Annual Accounts. Following the transactions as disclosed in Note 33 ‘Related Parties’ the Dutch State is also a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and on an at arm’s length basis. No other material changes in related party disclosures occurred. Reference is made to Note 19 ‘Issuances, Repurchases and Repayment of debt and equity securities in issue’ for the repayment of EUR 2 billion of the remaining non-voting equity securities.

18 DIVIDEND PAID

No dividend was paid in the first half year of 2011.

19 ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN ISSUE

Issue of debt securities in issue

In total ING Bank issued EUR 16.5 billion in the capital markets (including both unsecured debt and covered bonds) during the first half year of 2011. All issues are part of ING’s regular medium term funding operations.

Repurchase of non-voting equity securities

In December 2009, ING repurchased the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On 13 May 2011, ING exercised its option for early repurchase of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING has funded this repurchase from retained earnings. Provided that the strong capital generation continues, ING intends to repurchase the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) ultimately by May 2012 from retained earnings. The final decision on repurchase of these non-voting equity securities (core Tier 1 securities) will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.

        Report on Form 6-K, Condensed consolidated interim accounts

Notes to the condensed consolidated interim accounts continued

20 DISCONTINUED OPERATIONS

As at 30 June 2011 the Latin American pensions, life insurance and investment management operations are classified as disposal groups held for sale and as discontinued operations. The results of the Latin American pensions, life insurance and investment management operations for the period are presented below:

	6 month period 1 January to 30 June
amounts in millions of euros	2011	2010
Total income	384	338
Total expenses	298	222

Gross result	86	116

Result before tax from discontinued operations	86	116

Tax related to current pre-tax gross result	18	21

Net result from discontinued operations	68	95

Reference is made to Note 6 ‘Assets and liabilities held for sale’ for information on the assets and liabilities of the discontinued operations.

The net cash flow incurred by the Latin American pensions, life insurance and investment management operations are as follows:

6 month period
amounts in millions of euros	30 June 2011	30 June 2010
Operating cash flow	33	6
Investing cash flow	(37)	35
Financing cash flow		(5)

Net cash flow	(4)	36

Cash flows with regard to Assets and liabilities that classify as held for sale are presented in the condensed consolidated cash flow statement as an operating cash flow.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Flynn

P. Flynn
Chief Financial Officer

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

Dated: 4 August 2011